Dreyfus Premier Enterprise Fund

SEMIANNUAL REPORT March 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Enterprise Fund covers the six-month period from October 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James D. Padgett, CFA, of Founders Asset Management LLC, the fund's sub-investment adviser.

Stocks rallied strongly in the wake of the U.S. presidential election during the fourth quarter of 2004 before losing some ground over the first three months of 2005 as rising energy prices, higher interest rates and greater inflation concerns dampened investor sentiment. Nonetheless, certain sectors of the stock market — most notably natural resources and foreign shares — produced relatively robust gains. In addition, a recent flurry of mergers-and-acquisitions activity boosted the prices of a number of individual stocks across a variety of industry groups.

In our view, the stock market's recent performance highlights the potential benefits of a long-term investment perspective and a diversified portfolio. At times such as these, when market conditions are mixed, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

James D. Padgett, CFA, Portfolio Manager
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Premier Enterprise Fund perform relative to its benchmark?

For the six-month period ended March 31, 2005, the fund produced total returns of 10.64% for Class A shares, 10.20% for Class B shares, 10.19% for Class C shares and 10.46% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 2000 Growth Index (the "Index"), produced a total return of 7.23%.[2] The fund's Lipper category, the Lipper Small Cap Growth Funds category, achieved an average total return of 8.05% for the reporting period.[3]

Small- and micro-cap stocks rallied strongly during the fourth quarter of 2004, and then gave back some of their gains in the first quarter of 2005 amid intensifying concerns regarding inflation, interest rates and economic growth. The fund produced higher returns than its benchmark and Lipper category average, primarily due to our stock selection strategy in the industrials, consumer discretionary and technology sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 65% of its assets in the stocks of micro-cap companies. Micro-caps typically are small (under $500 million market cap) and relatively unknown companies. The fund may also invest in companies with larger market capitalizations, if the portfolio manager believes they represent better prospects for capital appreciation. Although the fund will normally invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings. The fund may also invest in securities issued by exchange-traded investment companies, which are designed to track a specific equity index.

We seek investment opportunities in companies with fundamental strengths that indicate the potential for strong profit growth. We focus on individual stock selection, building the portfolio from the bottom up, searching one by one for companies that display one or more of the following characteristics: strong management team; competitive industry position; focused business plan; product or market opportunities; strong business prospects; and the ability to benefit from changes in technology, regulations or industry sector trends.

What other factors influenced the fund's performance?

Signs of stronger economic growth and the end of the U.S. presidential election lifted a cloud of uncertainty from the financial markets, helping to spark a stock market rally toward the end of 2004. As has been the case for several years, smaller-cap stocks produced higher returns than larger-cap stocks during the fourth calendar quarter.

Market conditions changed substantially after the New Year, however, as investors grew more concerned that inflationary pressures, including surging energy prices, might lead the Federal Reserve Board to raise interest rates more than previously expected. Small-cap stocks felt the brunt of the market's weakness over the first three months of 2005 because smaller companies tend to be more sensitive to investors' concerns about inflation.

Our security selection process continued to produce strong results in this changing environment, especially in the industrials sector. For example, industrial machinery manufacturer Gardner Denver represented one of the reporting period's stronger performers as the company's core businesses and recent acquisitions generated better-than-expected financial results. Mobile Mini, which makes large mobile storage units, enjoyed accelerated growth and higher profit margins in a strong environment for commercial and residential building.

In the consumer discretionary sector, good returns were achieved by holdings such as MarineMax, a boat dealer with a substantial presence in Florida. The fund's technology holdings enjoyed strong performance among companies such as storage technology provider Xyratex, which benefited from increased capital spending among computer disk drive manufacturers. We found relatively few investment opportunities in the lagging health care and financials sectors, and the fund's relatively light exposure to these sectors helped boost its relative performance. However, the fund's security selections in the financials sector lagged the benchmark, offsetting the benefit derived from its underweighted position in that sector.

In addition, other holdings produced relatively disappointing results during the reporting period. For example, TransAct Technologies, which makes transaction-based printers, was negatively impacted by slowing trends in its core gaming and banking end markets. Inspire Pharmaceuticals, a biotech company, reported disappointing Phase III clinical trial results for its lead product and SunOpta, a food distributor in Canada, reported profit performance that fell short of analysts' expectations.

What is the fund's current strategy?

Our investment process continues to focus on the strengths of individual companies rather than broader economic or market trends. We are mindful that small-cap stocks may be sensitive to market volatility if investors react negatively to economic developments. For that reason, we will continue to keep in close contact with individual companies in an effort to identify those that we believe are well positioned with relatively stronger business prospects. This is especially important during periods when the economic environment is changing rapidly.

April 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

Since the fund's inception, a significant portion of the fund's performance has been attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

[3] *SOURCE: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Enterprise Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2005

	Class A	Class B	Class C	Class T
Expenses paid per $1,000†	$ 11.82	$ 15.93	$ 15.88	$ 13.28
Ending value (after expenses)	$1,106.40	$1,102.00	$1,101.90	$1,104.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

	Class A	Class B	Class C	Class T
Expenses paid per $1,000†	$ 11.30	$ 15.23	$ 15.18	$ 12.69
Ending value (after expenses)	$1,013.71	$1,009.77	$1,009.82	$1,012.32

† *Expenses are equal to the fund's annualized expense ratio of 2.25% for Class A, 3.04% for Class B, 3.03% for Class C, and 2.53% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

6

STATEMENT OF INVESTMENTS

March 31, 2005 (Unaudited)

Common Stocks−96.7%	Shares	Value ($)
Broadcasting−.7%		
Regent Communications	263,150 a	**1,407,853**
Commercial Services−11.3%		
EVCI Career Colleges Holding	364,600 a,b	2,770,960
Great Wolf Resorts	139,350	3,476,783
Healthcare Services Group	69,202	1,678,148
Huron Consulting Group	75,570	1,565,055
Mobile Mini	89,350 a	3,610,633
PRG-Schultz International	222,629 a	1,115,371
PeopleSupport	206,150	1,814,120
Providence Service	23,100 a	537,186
Rush Enterprises, Cl. A	301,500 a	4,727,520
Sunterra	144,725 a	2,182,453
		23,478,229
Computer Software/Services−7.7%		
Agile Software	100,000 a	728,000
Blackboard	289,725 b	5,052,804
Captiva Software	359,975 a	3,898,529
Embarcadero Technologies	298,406 a	1,966,496
MIND C.T.I.	494,200	1,922,438
Quality Systems	56,053	2,373,284
		15,941,551
Computer Storage & Peripherals−.8%		
TransAct Technologies	157,312 a	**1,574,693**
Electronics−9.0%		
BEI Technologies	133,969	3,211,237
Excel Technology	3,600 a	88,488
Molecular Devices	225,675 a	4,287,825
RadiSys	74,625 a	1,056,690
Radyne ComStream	226,050 a	1,846,829
TTM Technologies	581,250 a	6,079,875
Xyratex	116,606	2,180,532
		18,751,476
Environmental Services−1.5%		
Duratek	155,975 a	**3,111,701**

Common Stocks (continued)	Shares	Value ($)
Finance—4.7%		
ASTA Funding	166,350	3,521,630
Community Bancorp	38,900	979,891
Dollar Financial	137,175	1,629,639
Pacific Premier Bancorp	119,925 [a]	1,319,175
Placer Sierra Bancshares	100,000	2,297,000
		9,747,335
Food Distributors—.6%		
SunOpta	238,419 [a]	**1,215,937**
Gaming—1.7%		
Century Casinos	149,963 [a]	1,360,164
Pinnacle Entertainment	130,625 [a]	2,181,438
		3,541,602
Health Care—8.7%		
Abaxis	173,100 [a]	1,531,935
Amedisys	153,750 [a]	4,650,937
Animas	100,175 [b]	2,024,537
Cardiac Science	805,225 [a,b]	926,009
Hologic	82,834 [a]	2,640,334
Option Care	108,200	2,227,838
Quinton Cardiology Systems	305,000 [a]	2,528,450
Shamir Optical Industry	101,400 [b]	1,566,630
		18,096,670
Industrial Machinery—1.5%		
Gardner Denver	78,875 [a]	**3,116,351**
Information Technology Consulting & Services—4.1%		
Aladdin Knowledge Systems	203,500 [a,b]	4,625,555
Fastclick	56,000	672,000
Infocrossing	154,175 [a,b]	2,442,132
Kanbay International	33,750	690,525
		8,430,212

Common Stocks (continued)	Shares		Value ($)
Internet Software & Services–5.0%			
Corillian	454,425	a	1,581,399
Greenfield Online	126,450		2,484,743
iVillage	512,925	a	3,123,713
Open Solutions	161,825	a	3,208,990
			10,398,845
Mining & Metals–1.2%			
Gammon Lake Resources	413,225	a	**2,429,763**
Oil & Gas Equipment & Services–4.8%			
Dawson Geophysical	86,775	a	2,099,955
Pioneer Drilling	222,725	a	3,066,923
TETRA Technologies	96,150	a	2,734,506
W-H Energy Services	88,325	a	2,113,617
			10,015,001
Oil & Gas Exploration & Production–2.0%			
Carrizo Oil & Gas	67,100	a	1,140,029
Mission Resources	210,000	a	1,486,800
Toreador Resources	87,100	a	1,580,865
			4,207,694
Pharmaceuticals–8.0%			
Auxilium Pharmaceuticals	165,125	b	987,447
Barrier Therapeutics	151,675		2,349,446
Bone Care International	150,700	a	3,909,158
I-Flow	91,811	a	1,453,368
Impax Laboratories	313,675	a	5,018,800
Inspire Pharmaceuticals	107,975	a	881,076
Noven Pharmaceuticals	120,125	a	2,037,320
			16,636,615
Restaurants–3.0%			
Buffalo Wild Wings	69,550	a	2,631,076
McCormick & Schmick's Seafood Restaurants	125,383		2,096,404

Common Stocks (continued)	Shares	Value ($)
Restaurants (continued)		
Red Robin Gourmet Burgers	30,171 [a]	1,536,006
		6,263,486
Retail−9.8%		
Cache	335,500 [a]	4,546,025
Celebrate Express	145,100	2,842,509
Guitar Center	35,465 [a]	1,944,546
Interface, Cl. A	126,725 [a]	864,264
MarineMax	91,125 [a]	2,841,278
Orange 21	261,725	1,701,212
Steinway Musical Instruments	75,725 [a]	2,268,721
Trex	73,050 [a]	3,244,151
		20,252,706
Semiconductors−2.7%		
August Technology	128,925 [a]	1,511,001
Nanometrics	170,275 [a,b]	2,004,137
Ultratech	143,219 [a]	2,090,997
		5,606,135
Transportation−3.1%		
Marten Transport	183,112 [a]	3,905,779
Old Dominion Freight Line	77,730 [a]	2,421,289
		6,327,068
Other−4.8%		
iShares Russell 2000 Growth Index Fund	79,750	4,990,755
iShares S&P SmallCap 600/BARRA Growth Index Fund	47,875 [b]	5,024,960
		10,015,715
Total Common Stocks		
(cost $186,510,623)		**200,566,638**

Short-Term Investments−3.9%	Principal Amount ($)	Value ($)
Commercial Paper;		
Abbott Laboratories,		
2.78%, 4/1/2005		
(cost $8,090,000)	8,090,000	**8,090,000**

Investment of Cash Collateral for Securities Loaned—4.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $9,085,955)	9,085,955 c	**9,085,955**
Total Investments (cost $203,686,578)	**105.0%**	**217,742,593**
Liabilities, Less Cash and Receivables	**(5.0%)**	**(10,326,925)**
Net Assets	**100.0%**	**207,415,668**

a *Non-income producing.*
b *A portion of these securities are on loan. At March 31, 2005, the total market value of the fund's securities on loan is $8,604,841 and the total market value of the collateral held by the portfolio is $9,085,955.*
c *Investment in affiliated money market mutual fund.*

Portfolio Summary † (Unaudited)

	Value (%)		Value (%)
Commercial Services	11.3	Internet Software & Services	5.0
Retail	9.8	Oil & Gas Equipment & Services	4.8
Electronics	9.0	Finance	4.7
Health Care	8.7	Information Technology Consulting	
Short-Term/		& Services	4.1
Money Market Investments	8.3	Other	23.6
Pharmaceuticals	8.0		
Computer Software/Services	7.7		**105.0**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $8,604,841)–Note 1(c):		
Unaffiliated issuers	194,600,623	208,656,638
Affiliated issuers	9,085,955	9,085,955
Cash		791,212
Receivable for investment securities sold		2,466,150
Receivable for shares of Beneficial Interest subscribed		839,627
Dividends receivable		29,804
Prepaid expenses		21,212
		221,890,598
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		2,081,217
Liability for securities on loan–Note 1(c)		9,085,955
Payable for investment securities purchased		2,875,292
Payable for shares of Beneficial Interest redeemed		342,209
Accrued expenses		90,257
		14,474,930
Net Assets ($)		**207,415,668**
Composition of Net Assets ($):		
Paid-in capital		171,471,245
Accumulated investment (loss)–net		(2,167,658)
Accumulated net realized gain (loss) on investments		24,056,066
Accumulated net unrealized appreciation (depreciation) on investments		14,056,015
Net Assets ($)		**207,415,668**

Net Asset Value Per Share

	Class A	Class B	Class C	Class T
Net Assets ($)	107,510,961	43,489,386	54,483,959	1,931,362
Shares Outstanding	5,090,230	2,135,689	2,673,424	92,660
Net Asset Value Per Share ($)	**21.12**	**20.36**	**20.38**	**20.84**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends	289,423
Income from securities lending	78,783
Interest income	69,151
Total Income	**437,357**
Expenses:	
Investment advisory fee—Note 3(a):	
Basic Fee	1,237,755
Performance adjustment	455,260
Shareholder servicing costs—Note 3(c)	435,781
Distribution fees—Note 3(b)	363,393
Registration fees	37,095
Professional fees	35,024
Prospectus and shareholders' reports	19,430
Custodian fees—Note 3(c)	12,879
Trustees' fees and expenses—Note 3(d)	9,298
Miscellaneous	3,650
Total Expenses	**2,609,565**
Less—reduction in custody fees	
due to earnings credits—Note 1(c)	(4,550)
Net Expenses	**2,605,015**
Investment (Loss)—Net	**(2,167,658)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	26,212,702
Net unrealized appreciation (depreciation) on investments	(5,676,358)
Net Realized and Unrealized Gain (Loss) on Investments	**20,536,344**
Net Increase in Net Assets Resulting from Operations	**18,368,686**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004
Operations ($):		
Investment (loss)–net	(2,167,658)	(4,682,629)
Net realized gain (loss) on investments	26,212,702	23,790,282
Net unrealized appreciation (depreciation) on investments	(5,676,358)	(2,437,397)
Net Increase (Decrease) in Net Assets Resulting from Operations	**18,368,686**	**16,670,256**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(9,142,512)	–
Class B shares	(4,182,211)	–
Class C shares	(5,087,802)	–
Class T shares	(175,462)	–
Total Dividends	**(18,587,987)**	**–**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	23,627,541	118,114,208
Class B shares	3,786,365	20,151,385
Class C shares	7,659,664	31,679,073
Class T shares	189,604	1,288,496
Dividends reinvested:		
Class A shares	7,475,468	–
Class B shares	3,347,583	–
Class C shares	3,715,367	–
Class T shares	166,268	–
Cost of shares redeemed:		
Class A shares	(17,086,356)	(75,624,467)
Class B shares	(4,042,567)	(7,952,119)
Class C shares	(5,714,440)	(12,678,729)
Class T shares	(120,491)	(532,524)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**23,004,006**	**74,445,323**
Total Increase (Decrease) in Net Assets	**22,784,705**	**91,115,579**
Net Assets ($):		
Beginning of Period	184,630,963	93,515,384
End of Period	**207,415,668**	**184,630,963**
Accumulated undistributed investment (loss)–net	(2,167,658)	–

	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004
Capital Share Transactions:		
Class A		
Shares sold	1,073,005	5,581,109
Shares issued for dividends reinvested	331,653	–
Shares redeemed	(775,274)	(3,603,886)
Net Increase (Decrease) in Shares Outstanding	**629,384**	**1,977,223**
Class B		
Shares sold	177,420	980,476
Shares issued for dividends reinvested	153,700	–
Shares redeemed	(189,602)	(393,105)
Net Increase (Decrease) in Shares Outstanding	**141,518**	**587,371**
Class C		
Shares sold	359,075	1,546,643
Shares issued for dividends reinvested	171,008	–
Shares redeemed	(268,038)	(631,227)
Net Increase (Decrease) in Shares Outstanding	**262,045**	**915,416**
Class T		
Shares sold	8,749	61,621
Shares issued for dividends reinvested	7,469	–
Shares redeemed	(5,519)	(25,686)
Net Increase (Decrease) in Shares Outstanding	**10,699**	**35,935**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, | | | |
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	20.93	17.41	11.64	11.78	12.50
Investment Operations:					
Investment (loss)–net [b]	(.20)	(.47)	(.36)	(.35)	(.15)
Net realized and unrealized gain (loss) on investments	2.56	3.99	6.13	.34	(.57)
Total from Investment Operations	2.36	3.52	5.77	(.01)	(.72)
Distributions:					
Dividends from net realized gain on investments	(2.17)	–	–	(.13)	–
Net asset value, end of period	21.12	20.93	17.41	11.64	11.78
Total Return (%)[c]	10.64[d]	20.22	49.57	(.26)	(5.76)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.12[d]	2.50	2.87	2.80	1.80[d]
Ratio of net expenses to average net assets	1.12[d]	2.50	2.87	2.80	1.80[d]
Ratio of net investment (loss) to average net assets	(.90)[d]	(2.21)	(2.64)	(2.52)	(1.12)[d]
Portfolio Turnover Rate	75.13[d]	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	107,511	93,371	43,247	19,496	10,636

[a] *From November 27, 2000 (commencement of operations) to September 30, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	20.32	17.04	11.48	11.70	12.50
Investment Operations:					
Investment (loss)−net[b]	(.28)	(.61)	(.46)	(.45)	(.23)
Net realized and unrealized gain (loss) on investments	2.49	3.89	6.02	.36	(.57)
Total from Investment Operations	2.21	3.28	5.56	(.09)	(.80)
Distributions:					
Dividends from net realized gain on investments	(2.17)	−	−	(.13)	−
Net asset value, end of period	20.36	20.32	17.04	11.48	11.70
Total Return (%)[c]	10.20[d]	19.25	48.43	(.95)	(6.40)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.51[d]	3.28	3.65	3.57	2.44[d]
Ratio of net expenses to average net assets	1.51[d]	3.28	3.65	3.57	2.44[d]
Ratio of net investment (loss) to average net assets	(1.30)[d]	(3.01)	(3.42)	(3.29)	(1.76)[d]
Portfolio Turnover Rate	75.13[d]	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	43,489	40,525	23,970	15,152	9,762

[a] *From November 27, 2000 (commencement of operations) to September 30, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	20.34	17.05	11.48	11.70	12.50
Investment Operations:					
Investment (loss)−net[b]	(.27)	(.61)	(.45)	(.45)	(.22)
Net realized and unrealized gain (loss) on investments	2.48	3.90	6.02	.36	(.58)
Total from Investment Operations	2.21	3.29	5.57	(.09)	(.80)
Distributions:					
Dividends from net realized gain on investments	(2.17)	–	–	(.13)	–
Net asset value, end of period	20.38	20.34	17.05	11.48	11.70
Total Return (%)[c]	10.19[d]	19.30	48.52	(.95)	(6.40)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.51[d]	3.27	3.62	3.56	2.42[d]
Ratio of net expenses to average net assets	1.51[d]	3.27	3.62	3.56	2.42[d]
Ratio of net investment (loss) to average net assets	(1.29)[d]	(3.00)	(3.39)	(3.28)	(1.74)[d]
Portfolio Turnover Rate	75.13[d]	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	54,484	49,038	25,503	15,493	8,945

[a] *From November 27, 2000 (commencement of operations) to September 30, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	20.71	17.28	11.58	11.75	12.50
Investment Operations:					
Investment (loss)−net [b]	(.23)	(.52)	(.40)	(.38)	(.18)
Net realized and unrealized gain (loss) on investments	2.53	3.95	6.10	.34	(.57)
Total from Investment Operations	2.30	3.43	5.70	(.04)	(.75)
Distributions:					
Dividends from net realized gain on investments	(2.17)	−	−	(.13)	−
Net asset value, end of period	20.84	20.71	17.28	11.58	11.75
Total Return (%)[c]	10.46[d]	19.85	49.22	(.52)	(6.00)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.26[d]	2.78	3.14	3.06	2.06[d]
Ratio of net expenses to average net assets	1.26[d]	2.78	3.14	3.06	2.06[d]
Ratio of net investment (loss) to average net assets	(1.04)[d]	(2.50)	(2.91)	(2.76)	(1.38)[d]
Portfolio Turnover Rate	75.13[d]	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	1,931	1,697	795	449	366

[a] From November 27, 2000 (commencement of operations) to September 30, 2001.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Enterprise Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the fund's sub-investment adviser. Founders is a 90% owned subsidiary of Mellon Financial. The fund is closed to new investors.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2005, the fund did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement with Dreyfus, the fund pays Dreyfus a monthly base fee equal to 1/12th of 1.25% of daily net assets averaged over the most recent month. Each month, before the base fee is paid, the base fee may be increased, or decreased, by a performance adjustment, at the monthly rate of 1/12th of 0.10% of daily net assets averaged over the past rolling 36 months for each percentage point by which the investment performance of the fund exceeds, or is exceeded by, the performance of the fund's reference index, the Russell 2000 Growth Index over the past rolling 36 months. The maximum performance adjustment for any month cannot exceed a monthly rate of 1/12th of .80% of daily net assets averaged over the past rolling 36 months. The minimum performance adjustment for any month cannot exceed a monthly rate of 1/12th of (.80%) of daily net assets averaged over the past rolling 36 months. The base fee, as adjusted, is accrued daily. During the period ended March 31, 2005, the management fee accrued by the fund (i.e., the sum of each monthly accrual of the base fee as adjusted by the performance adjustment), amounted to 1.71% of the fund's average daily net assets, on an annualized basis.

Dreyfus is currently engaged in discussions with the staff of the Securities and Exchange Commission regarding adjustments to the methodology historically used to calculate the performance adjustments to the management fee. Retroactive application of such adjustments over the period since December 1, 2001 (the period during which the fund's performanced-based management fee has been in effect) would result in a reduction in aggregate management fees paid by the fund to Dreyfus during the period. Dreyfus and the fund are fully cooperating with the staff's review of this matter. Effective September 1, 2004, pending final resolution of the issue, the management fee has been, and will be, accrued in the manner described above. Dreyfus believes that the likelihood that this matter will have a material adverse financial impact on the fund, or negatively impact Dreyfus's ability to provide investment services to the fund, is remote.

Pursuant to a Sub-Investment Advisory Agreement with Founders, the sub-investment advisory fee is payable monthly by Dreyfus. Dreyfus pays Founders a sub-investment advisory fee equal to one-half of the management fee that Dreyfus receives from the fund.

During the period ended March 31, 2005, the Distributor retained $46,147 and $497 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $51,617 and $7,130 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2005, Class B, Class C and Class T shares were charged $162,326, $198,734 and $2,333, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2005, Class A, Class B, Class C and Class T shares were charged $124,864, $54,109, $66,245 and $2,333, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $82,400 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2005, the fund was charged $12,879 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,946,283, Rule 12b-1 distribution plan fees $63,757, shareholder services plan fees $44,452, custodian fees $3,113 and transfer agency per account fees $23,612 .

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2005, amounted to $144,785,397 and $146,476,524, respectively.

At March 31, 2005, accumulated net unrealized appreciation on investments was $14,056,015, consisting of $26,307,393 gross unrealized appreciation and $12,251,378 gross unrealized depreciation.

At March 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Premier
Enterprise Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
Founders Financial Center
2930 East Third Avenue
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0534SA0305

Dreyfus Premier
Financial Services Fund

SEMIANNUAL REPORT March 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Financial Services Fund covers the six-month period from October 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, William B. Rubin.

Stocks rallied strongly in the wake of the U.S. presidential election during the fourth quarter of 2004 before losing some ground over the first three months of 2005 as rising energy prices, higher interest rates and greater inflation concerns dampened investor sentiment. Nonetheless, certain sectors of the stock market — most notably natural resources and foreign shares — produced relatively robust gains. In addition, a recent flurry of mergers-and-acquisitions activity boosted the prices of a number of individual stocks across a variety of industry groups.

In our view, the stock market's recent performance highlights the potential benefits of a long-term investment perspective and a diversified portfolio. At times such as these, when market conditions are mixed, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

William B. Rubin, Portfolio Manager

How did Dreyfus Premier Financial Services Fund perform relative to its benchmark?

For the six-month period ended March 31, 2005, the fund produced total returns of 1.20% for its Class A shares, 0.84% for Class B shares, 0.83% for Class C shares, 0.80% for Class R shares and 1.19% for Class T shares.[1] In comparison, the fund's benchmark, the Goldman Sachs Financial Services Index, produced a total return of 2.77% for the same period.[2]

Stocks rallied strongly during the fourth quarter of 2004, but they gave back some of those gains during the first quarter of 2005. Financial services stocks generally lagged broader market averages, primarily due to investors' concerns that rising interest rates and a flatter yield curve might erode profits. The fund produced lower returns than the benchmark, primarily due to its relatively heavy exposure to the lagging mortgage finance industry and relatively light positions in the better-performing real estate sector.

On a separate note, William B. Rubin became the sole portfolio manager of the fund on March 4, 2005.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in stocks of companies in the financial services and financial services-related sectors. These companies may include, for example, commercial banks, thrifts, securities/brokerage firms, insurance companies, real estate-related companies, consumer and commercial finance companies and financial technology and processing companies.

When choosing stocks, the fund first analyzes the financial services sectors, focusing on key macroeconomic, demographic and market trends to determine which sectors are likely to fare best within a particular environment. Based on this analysis, the fund may overweight or underweight certain financial services sectors. Using fundamental analysis, the fund then seeks companies within these sectors that have strong growth prospects, consistent earnings growth, strong balance sheets and attractive returns on equity. The fund will look for companies with attractive valuations and the potential to achieve predictable, above-average earnings or revenue growth. The fund typically sells a stock when the reasons for buying it no longer apply, when it achieves our price objective, or when the company begins to show deteriorating fundamentals or poor relative performance.

What other factors influenced the fund's performance?

Stocks rallied strongly during the fourth quarter of 2004, when a cloud of political uncertainty was lifted from the financial markets after the U.S. presidential election. In addition, signs of stronger economic growth helped to improve investor sentiment. However, financial services stocks generally trailed the broader market during the rally, primarily due to investors' concerns that rising interest rates and a flatter yield curve might erode net interest margins and signal an end to the boom in mortgage refinancing.

However, because inflationary pressures remained fairly low and longer-term bond yields did not rise as substantially as earlier feared, profits of many financial services companies were expected to remain strong through the first two months of 2005. Surging commodity prices and relatively hawkish comments from the Federal Reserve Board in March sparked renewed worries regarding a potential acceleration of inflation and interest-rate hikes, and stocks declined sharply in the closing weeks of the reporting period.

In addition, the fund's relative performance was hindered somewhat by our sector allocation strategy. While the fund's relatively heavy exposure to mortgage finance companies fared well when inflation and interest rates appeared to remain low, it hurt performance at the end of the reporting period as renewed inflation concerns, higher interest rates and lower mortgage origination volumes took their toll on those companies. The fund also did not participate as strongly as the benchmark in gains among real estate stocks, which represented one of the better-performing parts of the financial services sector during the first half of the reporting period. Individual detractors from the fund's performance included Puerto Rico and U.S. bank Doral Financial, which was hurt by uncertainty surrounding its exposure to interest rate-related risks, and government sponsored enterprise Fannie Mae, which was subject to intensifying regulatory scrutiny.

On the other hand, the fund enjoyed attractive results from its over-weighted position among brokerage firms, which benefited from improving conditions in the capital markets, and its underweighted position in banks, where returns were undermined by higher interest rates and slower revenue growth. The fund's relatively light exposure to the struggling insurance sector, including companies such as Marsh & McLennan, also helped support its relative performance.

What is the fund's current strategy?

Despite renewed concerns over inflation and higher interest rates, we have continued to find what we believe are attractive investment opportunities throughout the financial services sector. In fact, recent weakness among banks and mortgage finance companies has created a number of what we believe to be attractive values, and we have increased the fund's holdings in these two areas. Conversely, we reduced our emphasis on brokerage firms, which face a slower domestic underwriting calendar and higher stock valuations, and we have maintained underweighted positions among insurance and real estate companies. In our view, these are prudent strategies as the economic recovery matures.

April 15, 2005

[1]   *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through September 30, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

   A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2]   *SOURCE: Goldman Sachs & Co. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Financial Services Index is a modified capitalization-weighted index designed as a benchmark for U.S.-traded securities. The index includes companies in the following categories: banking services; commercial and consumer financial services; brokerage firms and asset managers; insurance companies; and real estate companies. Total returns are calculated on a month-end basis.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Financial Services Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.47	$ 10.21	$ 10.26	$ 10.31	$ 8.03
Ending value (after expenses)	$1,012.00	$1,008.40	$1,008.30	$1,008.00	$1,011.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.49	$ 10.25	$ 10.30	$ 10.35	$ 8.05
Ending value (after expenses)	$1,018.50	$1,014.76	$1,014.71	$1,014.66	$1,016.95

† *Expenses are equal to the fund's annualized expense ratio of 1.29% for Class A, 2.04% for Class B, 2.05% for Class C, 2.06% for Class R and 1.60% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2005 (Unaudited)

Common Stocks—100.5%	Shares	Value ($)
Diversified Financial Services—2.1%		
American Express	750	38,528
Investors Financial Services	180	8,804
		47,332
Finance Companies—16.2%		
Accredited Home Lenders Holding	820 [a]	29,709
Affiliated Managers Group	130 [a]	8,064
CIT Group	300	11,400
Capital One Financial	520	38,880
Countrywide Financial	1,358	44,081
Doral Financial	1,390	30,427
Federal Home Loan Mortgage	770	48,664
Federal National Mortgage Association	1,600	87,120
MBNA	1,450	35,598
National Financial Partners	430	17,114
Prudential Financial	400	22,960
		374,017
Insurance—.2%		
Radian Group	100	**4,774**
Insurance Brokers/Services—.8%		
Willis Group Holdings	500	**18,435**
Investment Bankers/Brokers/Services—8.7%		
Ameritrade Holding	330 [a]	3,369
Goldman Sachs Group	400	43,996
Investment Technology Group	400 [a]	7,000
Jefferies Group	220	8,290
Knight Trading Group	810 [a]	7,808
Lehman Brothers Holdings	310	29,190
Merrill Lynch	880	49,808
Morgan Stanley	700	40,075
Schwab (Charles)	980	10,300
		199,836

Common Stocks (continued)	Shares	Value ($)
Investment Managers–2.7%		
Assurant	500	16,850
Eaton Vance	200	4,688
Franklin Resources	80	5,492
State Street	830	36,288
		63,318
Life Insurance–1.1%		
Aspen Insurance Holdings	410	10,336
Manulife Financial	320	15,334
		25,670
Major Banks–22.9%		
Bank of America	2,402	105,928
Bank of New York	1,040	30,212
BankAtlantic Bancorp, Cl. A	1,150	20,010
Cathay Bancorp	430	13,545
Citigroup	2,475	111,227
J.P. Morgan Chase & Co.	2,559	88,541
National City	350	11,725
PNC Financial Services Group	140	7,207
U.S. Bancorp	720	20,750
Wachovia	970	49,383
Wells Fargo	1,170	69,966
		528,494
Mid-Sized Banks–10.5%		
BOK Financial	180 [a]	7,322
CVB Financial	600	10,884
Columbia Bancorp	250	7,965
Fifth Third Bancorp	1,070	45,989
First Horizon National	150	6,119
First Niagara Financial Group	450	5,945
Gold Banc	600	8,418
Hibernia, Cl. A	700	22,407
Northern Trust	700	30,408
Prosperity Bancshares	270	7,152
Signature Bank	1,650 [a]	43,742

Common Stocks (continued)	Shares	Value ($)
Mid-Sized Banks (continued)		
Synovus Financial	220	6,129
Texas Capital Bancshares	350 [a]	7,350
Texas Regional Bancshares, Cl. A	800	24,088
UCBH Holdings	200	7,980
		241,898
Multi-Line Insurance—7.1%		
Allstate	260	14,056
American International Group	1,800	99,738
Axis Capital Holdings	650	17,576
Hartford Financial Services Group	230	15,769
Lincoln National	130	5,868
Loews	140	10,296
		163,303
Multi-Sector Company—3.8%		
Berkshire Hathaway, Cl. A	1 [a]	**87,000**
Other Consumer Services—.3%		
First Marblehead	130 [a]	**7,479**
Property-Casualty Insurance—1.7%		
MetLife	350	13,685
Montpelier Re Holdings	280	9,842
RenaissanceRe Holdings	350	16,345
		39,872
Real Estate Investment Trusts—7.5%		
American Financial Realty Trust	320 [b]	4,682
CarrAmerica Realty	100	3,155
Eagle Hospitality Properties Trust	8,000	71,760
Equity Office Properties Trust	260	7,834
Highland Hospitality	300	3,105
iStar Financial	150	6,177
Mills	80	4,232
Saxon Capital	3,470	59,684
Simon Property Group	200	12,116
		172,745

Common Stocks (continued)	Shares	Value ($)
Rental & Leasing Companies–1.3%		
New Century Financial	460	21,537
Newcastle Investment	300	8,880
		30,417
Savings & Loan Associations–3.5%		
Hudson City Bancorp	190	6,945
New York Community Bancorp	476	8,644
Partners Trust Financial Group	960	10,176
Providian Financial	480 [a]	8,237
Sovereign Bancorp	660	14,626
TCF Financial	430	11,675
Washington Mutual	270	10,665
Webster Financial	210	9,536
		80,504
Smaller Banks–7.6%		
Greater Bay Bancorp	780 [b]	19,040
North Fork Bancorporation	1,170	32,456
Southwest Bancorporation of Texas	1,800	33,030
Westamerica Bancorporation	260	13,460
Wilmington Trust	260	9,126
Wintrust Financial	1,320	62,159
Zions Bancorporation	90	6,212
		175,483
Specialty Insurers–2.5%		
Fidelity National Financial	458	15,087
MGIC Investment	100	6,167
PMI Group	150	5,702
ProAssurance	250 [a]	9,875
Reinsurance Group of America	340	14,477
Triad Guaranty	110 [a]	5,781
		57,089
Total Common Stocks		
(cost $2,209,906)		**2,317,666**

Short-Term Investments—4.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
2.57%, 4/28/2005 (cost $99,807)	100,000	**99,807**

Investments of Cash Collateral for Securities Loaned—.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $7,720)	7,720 [c]	**7,720**

Total Investments (cost $2,317,433)	**105.1%**	**2,425,193**
Liabilities, Less Cash and Receivables	**(5.1%)**	**(119,048)**
Net Assets	**100.0%**	**2,306,145**

a *Non-Income producing.*

b *All or a portion of these securities are on loan. At March 31, 2005 the total market value of the fund's securities on loan is $7,123 and the total market value of the collateral held by the fund is $7,720*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Major Banks	22.9	Real Estate Investment Trusts	7.5
Finance Companies	16.2	Multi-Line Insurance	7.1
Mid Sized Banks	10.5	Short-Term/ Money Market Investments	4.6
Investment Bankers/ Brokers/Services	8.7	Other	20.0
Smaller Banks	7.6		**105.1**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $7,123)–Note 1(b):		
Unaffiliated issuers	2,309,713	2,417,473
Affiliated issuers	7,720	7,720
Receivable for investment securities sold		42,379
Dividends receivable		2,779
Prepaid expenses		23,205
Due from The Dreyfus Corporation and affiliates–Note 3(c)		4,963
		2,498,519
Liabilities ($):		
Cash overdraft due to custodian		8,197
Payable for investment securities purchased		112,736
Liability for securities on loan–Note 1(b)		7,720
Payable for shares of Beneficial interest redeemed		7,382
Accrued expenses		56,339
		192,374
Net Assets ($)		**2,306,145**
Composition of Net Assets ($):		
Paid-in capital		2,107,403
Accumulated undistributed investment income–net		15,426
Accumulated net realized gain (loss) on investments		75,556
Accumulated net unrealized appreciation (depreciation) on investments		107,760
Net Assets ($)		**2,306,145**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	1,940,559	285,716	77,648	1,110	1,112
Shares Outstanding	130,951	19,657	5,339	75.849	76.415
Net Asset Value Per Share ($)	**14.82**	**14.54**	**14.54**	**14.63**	**14.55**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $72 foreign taxes withheld at source)	33,416
Interest	960
Income from securities lending	2
Total Income	**34,378**
Expenses:	
Management fee–Note 3(a)	8,814
Registration fees	35,095
Shareholder servicing costs–Note 3(c)	6,064
Auditing fees	4,412
Prospectus and shareholders' reports	1,953
Distribution fees–Note 3(b)	993
Custodian fees–Note 3(c)	875
Legal fees	231
Trustees fees and expenses–Note 3(d)	12
Miscellaneous	7,532
Total Expenses	**65,981**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(50,478)
Net Expenses	**15,503**
Investment income–Net	**18,875**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	97,396
Net unrealized appreciation (depreciation) on investments	(108,570)
Net Realized and Unrealized Gain (Loss) on Investments	**(11,174)**
Net Increase in Net Assets Resulting from Operations	**7,701**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Operations ($):		
Investment income−net	18,875	15,639
Net realized gain (loss) on investments	97,396	143,174
Net unrealized appreciation (depreciation) on investments	(108,570)	120,872
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,701**	**279,685**
Dividends to Shareholders from ($):		
Investment income−net		
Class A shares	(15,088)	(13,147)
Class B shares	(1,394)	(13)
Class C shares	(374)	(13)
Class R shares	−	(15)
Class T shares	(155)	(14)
Net realized gain on investments:		
Class A shares	(127,950)	−
Class B shares	(12,471)	−
Class C shares	(3,733)	−
Class R shares	(79)	−
Class T shares	(1,267)	−
Total Dividends	**(162,511)**	**(13,202)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	254,482	181,291
Class B shares	132,910	161,836
Class C shares	31,766	47,338
Class R shares	−	1,000
Class T shares	48	18,000

	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	138,047	13,092
Class B shares	13,220	13
Class C shares	4,032	13
Class R shares	79	15
Class T shares	1,422	14
Cost of shares redeemed:		
Class A shares	(116,203)	(107,394)
Class B shares	(2,667)	−
Class C shares	(128)	−
Class R shares	−	−
Class T shares	(17,805)	−
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**439,203**	**315,218**
Total Increase (Decrease) in Net Assets	**284,393**	**581,701**
Net Assets ($):		
Beginning of Period	2,021,752	1,440,051
End of Period	**2,306,145**	**2,021,752**
Undistributed investment income−net	15,426	13,562

	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	16,140	11,668
Shares issued for dividends reinvested	8,721	899
Shares redeemed	(7,588)	(7020)
Net Increase (Decrease) in Shares Outstanding	**17,273**	**5,547**
Class B[b]		
Shares sold	8,660	10,318
Shares issued for dividends reinvested	849	1
Shares redeemed	(171)	–
Net Increase (Decrease) in Shares Outstanding	**9,338**	**10,319**
Class C		
Shares sold	2,035	3,051
Shares issued for dividends reinvested	259	1
Shares redeemed	(7)	–
Net Increase (Decrease) in Shares Outstanding	**2,287**	**3,052**
Class R		
Shares sold	–	70
Shares issued for dividends reinvested	5	1
Net Increase (Decrease) in Shares Outstanding	**5**	**71**
Class T		
Shares sold	3	1,153
Shares issued for dividends reinvested	92	1
Shares redeemed	(1,173)	–
Net Increase (Decrease) in Shares Outstanding	**(1,078)**	**1,154**

[a] *The fund changed to a five class fund on October 31, 2003. The existing shares were redesignated Class A shares and the fund commenced offering Class B, Class C, Class R and Class T shares.*

[b] *During the period ended March 31, 2005, 163 Class B shares representing $2,542 were automatically converted to 160 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2005 (Unaudited)	2004[a]	2003	2002[b]
		Year Ended September 30,		
Per Share Data ($):				
Net asset value, beginning of period	15.79	13.32	10.57	12.50
Investment Operations:				
Investment income−net [c]	.14	.14	.14	.07
Net realized and unrealized gain (loss) on investments	.13	2.45	2.67	(2.00)
Total from Investment Operations	.27	2.59	2.81	(1.93)
Distributions:				
Dividends from investment income−net	(.13)	(.12)	(.06)	−
Dividends from net realized gain on investments	(1.11)	−	−	−
Total Distributions	(1.24)	(.12)	(.06)	−
Net asset value, end of period	14.82	15.79	13.32	10.57
Total Return (%)	1.20[d,e]	19.70[d]	26.51	(15.44)[e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.93[e]	3.67	8.54	5.62[e]
Ratio of net expenses to average net assets	.65[e]	1.28	1.11	.99[e]
Ratio of net investment income to average net assets	.89[e]	.93	1.19	.55[e]
Portfolio Turnover Rate	46.37[e]	67.11	41.53	47.05[e]
Net Assets, end of period ($ x 1,000)	1,941	1,795	1,440	869

[a] *The fund commenced offering five classes of shares on October 31, 2003. The existing shares were redesignated Class A shares.*

[b] *From December 28, 2001 (commencement of operations) to September 30, 2002.*

[c] *Based on average shares outstanding at each month end.*

[d] *Exclusive of sales charge.*

[e] *Not annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended March 31, 2005 (Unaudited)	Period Ended September 30, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	15.56	14.33
Investment Operations:		
Investment income (loss)–net [b]	.09	(.07)
Net realized and unrealized gain on investments	.12	1.49
Total from Investment Operations	.21	1.42
Distributions:		
Dividends from investment income–net	(.12)	(.19)
Dividends from net realized gain on investments	(1.11)	–
Total Distributions	(1.23)	(.19)
Net asset value, end of period	14.54	15.56
Total Return (%)[c]	.84[d]	10.02[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	3.31[d]	3.35[d]
Ratio of net expense to average net assets	1.02[d]	2.79[d]
Ratio of net investment income (loss) to average net assets	.58[d]	(.53)[d]
Portfolio Turnover Rate	46.37[d]	67.11
Net Assets, end of period ($ x 1,000)	286	161

[a] *From October 31, 2003 (commencement of initial offering) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2005 (Unaudited)	Period Ended September 30, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	15.56	14.33
Investment Operations:		
Investment income—net [b]	.09	.01
Net realized and unrealized gain on investments	.11	1.41
Total from Investment Operations	.20	1.42
Distributions:		
Dividends from investment income—net	(.11)	(.19)
Dividends from net realized gain on investments	(1.11)	–
Total Distributions	(1.22)	(.19)
Net asset value, end of period	14.54	15.56
Total Return (%)[c]	.83[d]	10.02[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	3.33[d]	3.77[d]
Ratio of net expense to average net assets	1.02[d]	2.18[d]
Ratio of net investment income to average net assets	.61[d]	.09[d]
Portfolio Turnover Rate	46.37[d]	67.11
Net Assets, end of period ($ x 1,000)	78	47

[a] From October 31, 2003 (commencement of initial offering) to September 30, 2004.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class R Shares	Six Months Ended March 31, 2005 (Unaudited)	Period Ended September 30, 2004a
Per Share Data ($):		
Net asset value, beginning of period	15.54	14.33
Investment Operations:		
Investment income (loss)–net b	.08	(.01)
Net realized and unrealized gain on investments	.12	1.44
Total from Investment Operations	.20	1.43
Distributions:		
Dividends from investment income–net	–	(.22)
Dividends from net realized gain on investments	(1.11)	–
Total Distributions	(1.11)	(.22)
Net asset value, end of period	14.63	15.54
Total Return (%)	.80c	10.08c
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	3.32c	4.04c
Ratio of net expense to average net assets	1.03c	2.04c
Ratio of net investment income (loss) to average net assets	.50c	(.04)c
Portfolio Turnover Rate	46.37c	67.11
Net Assets, end of period ($ x 1,000)	1	1

a   *From October 31, 2003 (commencement of initial offering) to September 30, 2004.*
b   *Based on average shares outstanding at each month end.*
c   *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2005 (Unaudited)	Period Ended September 30, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	15.53	14.33
Investment Operations:		
Investment income (loss)–net[b]	.09	(.11)
Net realized and unrealized gain on investments	.18	1.51
Total from Investment Operations	.27	1.40
Distributions:		
Dividends from investment income–net	(.14)	(.20)
Dividends from net realized gain on investments	(1.11)	–
Total Distributions	(1.25)	(.20)
Net asset value, end of period	14.55	15.53
Total Return (%)[c]	1.19[d]	9.88[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	2.93[d]	3.30[d]
Ratio of net expense to average net assets	.80[d]	2.82[d]
Ratio of net investment income (loss) to average net assets	.55[d]	(.83)[d]
Portfolio Turnover Rate	46.37[d]	67.11
Net Assets, end of period ($ x 1,000)	1	18

[a] From October 31, 2003 (commencement of initial offering) to September 30, 2004.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Financial Services Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of $.001 par value Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of March 31, 2005, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 87,445 Class A shares and all of the outstanding Class R and Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the proce-

dures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2004 was as follows:ordinary income $13,202. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $250 thousand for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2005, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .80 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from October 1, 2004 through September 30, 2005 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.05% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $50,478 during the period ended March 31, 2005.

During the period ended March 31, 2005, the Distributor retained $1,291 from commissions earned on sales of the fund's Class A shares, and $4 and $1 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, repectively.

(b) Uunder the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2005, Class B, Class C and Class T shares were charged $762, $212 and $19, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2005, Class A, Class B, Class C and Class T shares were charged $2,409, $254, $71 and $19, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $190 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2005, the fund was charged $875 pursuant to the custody agreement.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,573, Rule 12b-1 distribution plan fees $209, shareholder services plan fees $491, custodian fees $2,189 and transfer agency per account fees $523, which are offset against an expense reimbursement currently in effect in the amount of $9,948.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2005, amounted to $1,376,493 and $990,603, respectively.

At March 31, 2005, accumulated net unrealized appreciation on investments was $107,760, consisting of $216,330 gross unrealized appreciation and $108,570 gross unrealized depreciation.

At March 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

Dreyfus Premier
Financial Services Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0069SA0305

Dreyfus Premier Natural Leaders Fund

SEMIANNUAL REPORT March 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Natural Leaders Fund covers the six-month period from October 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Hilary Woods, CFA.

Stocks rallied strongly in the wake of the U.S. presidential election during the fourth quarter of 2004 before losing some ground over the first three months of 2005 as rising energy prices, higher interest rates and greater inflation concerns dampened investor sentiment. Nonetheless, certain sectors of the stock market — most notably natural resources and foreign shares — produced relatively robust gains. In addition, a recent flurry of mergers-and-acquisitions activity boosted the prices of a number of individual stocks across a variety of industry groups.

In our view, the stock market's recent performance highlights the potential benefits of a long-term investment perspective and a diversified portfolio. At times such as these, when market conditions are mixed, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

Hilary Woods, CFA, Portfolio Manager

How did Dreyfus Premier Natural Leaders Fund perform relative to its benchmark?

For the six-month period ended March 31, 2005, the fund produced total returns of 18.02% for Class A shares, 17.62% for Class B shares, 17.60% for Class C shares, 18.18% for Class R shares and 17.87% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 6.88% for the same period.[2] The Goldman Sachs Natural Resource Index, which more closely reflects the fund's composition, returned 17.81% for the period. [3]

We attribute the fund's relatively strong gains primarily to its focus on natural resource producers and service providers, which benefited from rising global industrial demand for raw materials. Many energy-related stocks and precious metals producers also benefited from increasing oil prices and weakness in the U.S. dollar. The fund outperformed its benchmark, primarily due to strong individual investments in the food commodities, energy production and metals mining industries.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. The fund normally invests at least 65% of its assets in the stocks of companies in the natural resources-related sectors. These companies may include, for example, companies involved either directly or through subsidiaries in exploring, mining, drilling, refining, processing, transporting, distributing, fabricating, dealing or owning natural resources and companies providing environmental services. The fund typically will invest in equity securities of U.S.-based companies, but may invest up to 45% of its total assets in foreign securities, including emerging market securities. The fund's investments may include common stocks, preferred stocks, warrants and convertible securities, including those purchased in initial public offerings and American Depository Receipts (ADRs).

The fund may also invest in exchange-traded funds, which generally are designed to provide investment results corresponding to an index.

The fund invests in growth and value stocks, and typically will maintain exposure to the major natural resources sectors. Using fundamental research and direct management contact, the portfolio manager seeks stocks or companies with strong positions in their natural resources sector, sustained achievement records and strong financial conditions. The portfolio manager also looks for special situations, such as corporate restructurings, turnarounds or management changes that could increase a stock price. The fund typically sells a stock when the reasons for buying it no longer apply or when the company begins to show deteriorating fundamentals or poor relative performance or when a stock is fully valued by the market. The fund may also sell a stock to secure gains, limit losses or re-deploy assets into more promising opportunities.

What other factors influenced the fund's performance?

Two timely investments in coal producers Peabody Energy and Fording Canadian Coal Trust (Units) proved to be among the fund's better performing holdings during the reporting period. These companies benefited from a cyclical upswing in prices and favorable trends in profit margins. While Peabody Energy is included in the Goldman Sachs Natural Resource Index, the fund benefited from a much higher exposure, boosting the fund's relative performance.

Energy-related investments in oilfield services and equipment further drove the fund's performance, with gains fueled by historically high commodity prices amid increasing global energy use. Seismic services providers, such as TGS Nopec Geophysical and Veritas DGC, produced attractive returns as a result of growing demand from oil drillers for seismic mapping services. Other top performers included oil services giant Schlumberger and several smaller drilling concerns, including contract drillers Pioneer Drilling Co. and Diamond Offshore Drilling. In the energy minerals area, returns benefited from investments in oil refinery operators, such as Valero Energy. Non-energy materials holdings also boosted the fund's performance. These included metal mining concerns, such as iron ore company Mesabi Trust, gold producer Placer Dome and uranium ore specialist Cameco Corp.

Of course, not every holding contributed positively to the fund's returns. Golar LNG ("LNG"), a marine shipper of liquefied natural gas, suffered declines due to slower-than-anticipated adoption of LNG in the marketplace. ADA-ES, an early stage developer of environmental controls for power plants, experienced short-term stock price volatility. Finally, investments in gold exchange-traded funds lost ground when the price of gold retreated during the second half of the reporting period.

What is the fund's current strategy?

As of March 31, 2005, we have continued to find a relatively large number of investment opportunities in the food commodities area. We also have continued to maintain significant positions in energy-related areas that we believe are positioned to benefit from high commodity prices. However, we are closely monitoring energy-related developments because we do not believe that current levels of price and demand are sustainable over the long term. Finally, the fund's investments in precious metals position it for further weakness in the U.S. dollar.

April 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through September 30, 2005. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *SOURCE: Goldman Sachs & Co. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Natural Resource Index has been developed by Goldman Sachs as an equity benchmark for U.S.-traded natural resources-related stocks. The index includes companies in the following categories: extractive industries, energy companies, owners and operators of timber tracts, forestry services, producers of pulp and paper, and owners of plantations. It is a modified capitalization-weighted index and component companies must meet objective criteria for inclusion.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Natural Leaders Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.15	$ 12.21	$ 12.21	$ 6.80	$ 9.51
Ending value (after expenses)	$1,180.20	$1,176.20	$1,176.00	$1,181.80	$1,178.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.54	$ 11.30	$ 11.30	$ 6.29	$ 8.80
Ending value (after expenses)	$1,017.45	$1,013.71	$1,013.71	$1,018.70	$1,016.21

† Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.25% for Class R and 1.75% for Class T, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

March 31, 2005 (Unaudited)

Common Stocks—93.5%	Shares	Value ($)
Consumer Staples—3.8%		
Archer-Daniels-Midland	5,300	130,274
Dean Foods	3,700 a	126,910
Sadia, ADR	4,700 b	77,033
		334,217
Energy—56.0%		
BP, ADR	3,700	230,880
Baker Hughes	2,100	93,429
Brigham Exploration	13,100 a	120,913
Canadian Oil Sands Trust (Units)	1,500	101,946
Carrizo Oil & Gas	7,800 a	132,522
ChevronTexaco	3,500	204,085
ConocoPhillips	1,800	194,112
Denbury Resources	3,600 a	126,828
Diamond Offshore Drilling	2,100 b	104,790
ENI, ADR	2,500	325,400
Exxon Mobil	3,800	226,480
Gasco Energy	32,100 a,b	97,263
General Maritime	2,200 a,b	106,568
GlobalSantaFe	3,200	118,528
Grant Prideco	4,500 a	108,720
Grey Wolf	19,500 a	128,310
Halliburton	4,700	203,275
Marathon Oil	2,600	121,992
Nabors Industries	1,800 a	106,452
National Oilwell Varco	2,500 a	116,750
Noble	1,800	101,178
OPTI Canada	5,400 a	116,906
Occidental Petroleum	2,500	177,925
Penn West Petroleum	1,515	100,274

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Petroleo Brasileiro, ADR	3,000	132,540
Pioneer Drilling	7,900 a	108,783
Pride International	3,800 a,b	94,392
Range Resources	3,900	91,104
Royal Dutch Petroleum (New York Shares)	2,400	144,096
San Juan Basin Royalty Trust	2,600 b	93,704
Schlumberger	3,100	218,488
TGS Nopec Geophysical	3,700 a	108,635
Total, ADR	1,700	199,291
Transocean	2,100 a	108,066
Valero Energy	800	58,616
Veritas DGC	4,300 a	128,828
		4,952,069
Financials−7.7%		
Boskalis Westminster	2,600	101,809
iShares COMEX Gold Trust	5,500 a	235,785
Plum Creek Timber	2,200	78,540
streetTRACKS Gold Trust	6,200 a,b	265,484
		681,618
Industrials−2.8%		
Bucyrus International, Cl. A	2,900	113,274
Zinifex	56,700 a	130,189
		243,463
Materials−23.2%		
ADA-ES	4,200 a	100,590
BASF, ADR	1,800	126,990
Cameco	2,400 b	106,176
Compania de Minas Buenaventura, ADR	5,000	113,900
Crystallex International	32,600 a	114,426

Common Stocks (continued)	Shares		Value ($)
Materials (continued)			
DRC Resources	22,000	a	120,340
Ecolab	4,000		132,200
Fording Canadian Coal Trust (Units)	1,400	b	128,632
Massey Energy	2,400	b	96,096
Mesabi Trust	9,400	b	141,000
PAN American Silver	8,600	a	136,353
Peabody Energy	2,000		92,720
Potash	1,500		131,265
Rio Tinto, ADR	700		90,825
Sappi, ADR	4,200		51,660
Sigma-Aldrich	1,800		110,250
Timberwest Forest (Units)	6,600		80,605
Votorantim Celulose e Papel, ADR	5,650		73,450
Western Silver	11,400	a	104,082
			2,051,560
Total Common Stocks			
(cost $7,034,650)			**8,262,927**

Options−.2%	Face Amount Covered by Contracts ($)	Value ($)
Put Options;		
Energy Select Sector SPDR, September 2005 @$42 (cost $15,140)	9,500	**21,612**

Other Investments−7.5%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $664,000)	664,000	c	**664,000**

Investment of Cash Collateral for Securities Loaned—13.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,148,400)	1,148,400 [c]	**1,148,400**
Total Investments (cost $8,862,190)	**114.2%**	**10,096,939**
Liabilities, Less Cash and Receivables	**(14.2%)**	**(1,253,106)**
Net Assets	**100.0%**	**8,843,833**

ADR—American Depository Receipts.

[a]   *Non-income producing.*

[b]   *All or a portion of these securities are on loan. At March 31, 2005, the total market value of the fund's securities on loan is $1,116,165 and the total market value of the collateral held by the fund is $1,148,400.*

[c]   *Investments in affiliated money market mutual funds.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Energy	56.0	Financials	7.7
Materials	23.2	Consumer Staples	3.8
Short-Term/		Other	3.0
Money Market Investments	20.5		**114.2**

[†]   *Based on net assets.*

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

March 31, 2005 (Unaudited)

Issuer	Face Amount Covered by Contracts ($)	Value ($)
Call Options;		
Energy Select Sector SPDR		
September 2005 @$47		
(Premiums received $15,633)	11,500	**14,950**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,116,165)–Note 1(c):		
Unaffiliated issuers	7,049,790	8,284,539
Affiliated issuers	1,812,400	1,812,400
Cash		11,804
Receivable for shares of Beneficial Interest subscribed		113,855
Receivable for investment securities sold		85,464
Dividends and interest receivable		9,077
Prepaid expenses		36,584
		10,353,723
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		4,296
Liability for securities on loan–Note 1(c)		1,148,400
Payable for investment securities purchased		295,926
Payable for shares of Beneficial Interest redeemed		18,000
Outstanding options written, at value (premiums received $15,633)–See Statement of Options Written		14,950
Accrued expenses		28,318
		1,509,890
Net Assets ($)		**8,843,833**
Composition of Net Assets ($):		
Paid-in capital		7,444,196
Accumulated investment (loss)–net		(2,556)
Accumulated net realized gain (loss) on investments		166,761
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions		1,235,432
Net Assets ($)		**8,843,833**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	4,618,229	1,828,787	2,175,464	151,723	69,630
Shares Outstanding	238,494	95,287	113,116	7,809	3,593.722
Net Asset Value Per Share ($)	**19.36**	**19.19**	**19.23**	**19.43**	**19.38**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $2,747 foreign taxes withheld at source):	
Unaffiliated issuers	46,246
Affiliated issuers	2,770
Income on securities lending	978
Total Income	**49,994**
Expenses:	
Management fee–Note 3(a)	22,189
Registration fees	27,936
Auditing fees	17,815
Shareholder servicing costs–Note 3(c)	11,632
Distribution fees–Note 3(b)	8,643
Prospectus and shareholders' reports	8,174
Custodian fees–Note 3(c)	2,985
Legal fees	1,989
Trustees' fees and expenses–Note 3(d)	590
Miscellaneous	1,962
Total Expenses	**103,915**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(51,208)
Net Expenses	**52,707**
Investment (Loss)–Net	**(2,713)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	217,506
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions	650,958
Net Realized and Unrealized Gain (Loss) on Investments	**868,464**
Net Increase in Net Assets Resulting from Operations	**865,751**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Operations ($):		
Investment income (loss)–net	(2,713)	9,500
Net realized gain (loss) on investments	217,506	109,616
Net unrealized appreciation (depreciation) on investments	650,958	584,474
Net Increase (Decrease) in Net Assets Resulting from Operations	**865,751**	**703,590**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(10,565)	–
Class B shares	(1,944)	–
Class R shares	(1,226)	–
Net realized gain on investments:		
Class A shares	(88,375)	–
Class B shares	(35,323)	–
Class C shares	(22,537)	–
Class R shares	(8,283)	–
Class T shares	(6,760)	–
Total Dividends	**(175,013)**	**–**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,875,775	2,064,583
Class B shares	1,263,805	667,668
Class C shares	1,750,871	499,092
Class R shares	124,212	260,087
Class T shares	74,428	213,789
Dividends Reinvested:		
Class A shares	56,778	–
Class B shares	34,055	–
Class C shares	21,365	–
Class R shares	9,306	–

	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Beneficial Interest Transactions ($) (continued):		
Class T shares	6,760	–
Cost of shares redeemed:		
Class A shares	(874,562)	(229,511)
Class B shares	(325,367)	(68,653)
Class C shares	(310,965)	–
Class R shares	(346,437)	–
Class T shares	(317,574)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**4,042,450**	**3,407,055**
Total Increase (Decrease) in Net Assets	**4,733,188**	**4,110,645**
Net Assets ($):		
Beginning of Period	4,110,645	–
End of Period	**8,843,833**	**4,110,645**
Undistributed investment income (loss)–net	(2,556)	13,892

	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Capital Share Transactions:		
Class A		
Shares sold	155,781	142,443
Shares issued for dividends reinvested	3,261	–
Shares redeemed	(48,003)	(14,988)
Net Increase (Decrease) in Shares Outstanding	**111,039**	**127,455**
Class B		
Shares sold	69,181	47,281
Shares issued for dividends reinvested	1,970	–
Shares redeemed	(18,479)	(4,666)
Net Increase (Decrease) in Shares Outstanding	**52,672**	**42,615**
Class C		
Shares sold	93,587	35,873
Shares issued for dividends reinvested	1,233	–
Shares redeemed	(17,577)	–
Net Increase (Decrease) in Shares Outstanding	**77,243**	**35,873**
Class R		
Shares sold	6,764	19,997
Shares issued for dividends reinvested	533	–
Shares redeemed	(19,485)	–
Net Increase (Decrease) in Shares Outstanding	**(12,188)**	**19,997**
Class T		
Shares sold	4,076	16,903
Shares issued for dividends reinvested	388	–
Shares redeemed	(17,773)	–
Net Increase (Decrease) in Shares Outstanding	**(13,309)**	**16,903**

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	16.96	12.50
Investment Operations:		
Investment income−net[b]	.02	.10
Net realized and unrealized gain (loss) on investments	2.97	4.36
Total from Investment Operations	2.99	4.46
Distributions:		
Dividends from investment income−net	(.06)	−
Dividends from net realized gain on investments	(.53)	−
Total Distributions	(.59)	−
Net asset value, end of period	19.36	16.96
Total Return (%)[c,d]	18.02	35.68
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	1.61	6.80
Ratio of net expenses to average net assets[d]	.75	1.38
Ratio of net investment income to average net assets[d]	.09	.65
Portfolio Turnover Rate[d]	45.31	155.28
Net Assets, end of period ($ x 1,000)	4,618	2,162

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	16.84	12.50
Investment Operations:		
Investment (loss)−net [b]	(.05)	(.01)
Net realized and unrealized gain (loss) on investments	2.96	4.35
Total from Investment Operations	2.91	4.34
Distributions:		
Dividends from investment income−net	(.03)	−
Dividends from net realized gain on investments	(.53)	−
Total Distributions	(.56)	−
Net asset value, end of period	19.19	16.84
Total Return (%)[c,d]	17.62	34.72
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets [d]	2.00	8.44
Ratio of net expense to average net assets [d]	1.12	2.07
Ratio of net investment (loss) to average net assets [d]	(.27)	(.05)
Portfolio Turnover Rate [d]	45.31	155.28
Net Assets, end of period ($ x 1,000)	1,829	718

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	16.85	12.50
Investment Operations:		
Investment (loss)−net [b]	(.05)	(.01)
Net realized and unrealized gain (loss) on investments	2.96	4.36
Total from Investment Operations	2.91	4.35
Distributions:		
Dividends from net realized gain on investments	(.53)	−
Net asset value, end of period	19.23	16.85
Total Return (%) [c,d]	17.60	34.80
Ratio of total expenses to average net assets [d]	1.93	8.12
Ratio of net expense to average net assets [d]	1.12	2.07
Ratio of net investment (loss) to average net assets [d]	(.28)	(.09)
Portfolio Turnover Rate [d]	45.31	155.28
Net Assets, end of period ($ x 1,000)	2,175	604

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	17.01	12.50
Investment Operations:		
Investment income–net[b]	.04	.11
Net realized and unrealized gain (loss) on investments	2.99	4.40
Total from Investment Operations	3.03	4.51
Distributions:		
Dividends from investment income–net	(.08)	–
Dividends from net realized gain on investments	(.53)	–
Total Distributions	(.61)	–
Net asset value, end of period	19.43	17.01
Total Return (%)[c]	18.18	36.08
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[c]	1.60	8.19
Ratio of net expense to average net assets[c]	.62	1.15
Ratio of net investment income to average net assets[c]	.22	.75
Portfolio Turnover Rate[c]	45.31	155.28
Net Assets, end of period ($ x 1,000)	152	340

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	16.93	12.50
Investment Operations:		
Investment income (loss)–net[b]	(.01)	.04
Net realized and unrealized gain (loss) on investments	2.99	4.39
Total from Investment Operations	2.98	4.43
Distributions:		
Dividends from net realized gain on investments	(.53)	–
Net asset value, end of period	19.38	16.93
Total Return (%)[c,d]	17.87	35.44
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	1.84	9.09
Ratio of net expense to average net assets[d]	.87	1.61
Ratio of net investment income (loss) to average net assets[d]	(.03)	.25
Portfolio Turnover Rate[d]	45.31	155.28
Net Assets, end of period ($ x 1,000)	70	286

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Natural Leaders Fund (the "fund") is a separate diversified series of Dreyfus Premier Opportunity Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of the current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $500 thousand for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2005, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from October 31, 2004 through September 30, 2005 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $51,208 during the period ended March 31, 2005.

During the period ended March 31, 2005, the Distributor retained $11,788 and $26 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $87 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2005, Class B, Class C and Class T shares were charged $4,482, $3,913 and $248, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2005, Class A, Class B, Class C and Class T shares were charged $4,037, $1,494, $1,304 and $248, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $2,846 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2005, the fund was charged $2,985 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $5,348, Rule 12b-1 distribution plan fees $2,339, shareholder services plan fees $1,755, custodian fees $1,352 and transfer agency per account fees $914, which are offset against an expense reimbursement currently in effect in the amount of $7,412.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and options transactions, during the period ended March 31, 2005, amounted to $5,991,654 and $2,642,479, respectively.

The following summarizes the fund's call/put options written for the period ended March 31, 2005:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated Costs ($)	Net Realized Gain (Loss) ($)
Contracts outstanding September 30, 2004	–	–	–	–
Contracts written	11,500	15,633	–	–
Contracts outstanding March 31, 2005	**11,500**	**15,633**		

The fund may purchase and write (sell) call/put options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates

At March 31, 2005, accumulated net unrealized appreciation on investments was $1,234,749, consisting of $1,329,577 gross unrealized appreciation and $94,828 gross unrealized depreciation.

At March 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the

Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus Premier
Natural Leaders Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6006SA0305